UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 19)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

SINO BIOPHARMACEUTICAL LIMITED,

INVOX PHARMA LIMITED

and

FENNEC ACQUISITION INCORPORATED

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30315R 107
(CUSIP Number of Class of Securities)

Tyron Hussey

invoX Pharma Limited

5 Merchant Square

London, United Kingdom, W2 1AY

+44 203 786 5144

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With a copy to:

George Casey

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,559	Filing Party:	invoX Pharma Limited
Form or Registration No.:	Schedule TO-T	Date Filed:	July 7, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 19 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly-owned subsidiary of Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“SBP”), (ii) Parent and (iii) SBP, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Purchaser, Parent, and SBP. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.0001 per share, of F-star Therapeutics, Inc., a Delaware corporation (the “Company”), for $7.12 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(a) to the Schedule TO, and in the accompanying letter of transmittal, a copy of which is attached as Exhibit (a)(1)(b) to the Schedule TO, and which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Offer and withdrawal rights expired as scheduled at 5:00 p.m., Eastern Time, on March 8, 2023. The Depositary has advised Purchaser, Parent, and SBP that, as of the expiration of the Offer on the Expiration Date, 16,308,869 Shares had been validly tendered into and not properly withdrawn from the Offer, which represented approximately 74.14% of the issued and outstanding Shares as calculated in accordance with the Merger Agreement.

The number of Shares validly tendered into the Offer and not properly withdrawn satisfies the Minimum Condition. All other conditions to the Offer have been satisfied or waived, and on March 8, 2023, Purchaser has accepted for payment and has paid the depositary for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. Pursuant to the Merger Agreement, at the Effective Time, Purchaser merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company or owned by Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary thereof, immediately prior to the Effective Time or (ii) held by a holder who is entitled to demand and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive an amount equal to the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law. As a consequence of the Merger, the Shares will no longer be listed on NASDAQ and will no longer be registered under the Exchange Act.

The press release announcing the expiration of the Offer, the acceptance of Shares for payment and the consummation of the Merger is attached hereto as Exhibit (a)(5)(e).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

(a)(5)(e)	Joint Press Release Announcing the Expiration of the Offer, the Acceptance of Shares for Payment and the Consummation of the Merger, issued by Parent, SBP and the Company on March 9, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023

FENNEC ACQUISITION INCORPORATED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

INVOX PHARMA LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

SINO BIOPHARMACEUTICAL LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Authorized Signatory

 EXHIBIT INDEX

Item 12.	Exhibits.

(a)(1)(a)	Offer to Purchase, dated July 7, 2022.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Notice of Guaranteed Delivery.*

(a)(1)(d)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(e)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(f)	Summary Advertisement as published in The New York Times on July 7, 2022.*

(a)(1)(g)	Power of Attorney for SBP, dated as of June 22, 2022.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on June 23, 2022, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*

(a)(5)(b)	Announcement, published by SBP on the Hong Kong Stock Exchange on June 23, 2022, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*
(a)(5)(c)	Press Release Announcing Commencement of Tender Offer issued by Parent on July 8, 2022.*
(a)(5)(d)	Joint Press Release Announcing Extension of the Offer, issued by Parent, SBP and the Company on August 4, 2022.*
(a)(5)(e)	Joint Press Release Announcing the Expiration of the Offer, the Acceptance of Shares for Payment and the Consummation of the Merger, issued by Parent, SBP and the Company on March 9, 2023.**

(d)(1)	Agreement and Plan of Merger, dated June 22, 2022, among SBP, Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*

(d)(2)	Form of Securities Purchase Agreement, by and among Purchaser, Parent, SBP and the Company.*

(d)(3)	Form of Tender and Support Agreement, dated June 22, 2022, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*
(d)(4)	Confidentiality and Non-Disclosure Agreement, dated as of December 17, 2021, by and between SBP and the Company.*
(d)(5)	Transition Services Agreement and Settlement Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Eliot Forster.*
(d)(6)	Amendment to Employment Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Neil Brewis.*
(d)(7)	Letter Agreement, dated July 25, 2022, by and between Parent and Darlene Deptula-Hicks.*
(d)(8)	Letter Agreement, dated July 25, 2022, by and between Parent and Louis Kayitalire.*

(d)(9)	Amendment No. 1 to Agreement and Plan of Merger, dated November 20, 2022, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on November 21, 2022 (incorporated herein by reference).*

(d)(10)	Amendment No. 2 to Agreement and Plan of Merger, dated December 19, 2022, among Parent, Purchaser and the Company.*

(d)(11)	Amendment No. 3 to Agreement and Plan of Merger, dated December 20, 2022, among Parent, Purchaser and the Company.*

(d)(12)	Amendment No. 4 to Agreement and Plan of Merger, dated December 30, 2022, among Parent, Purchaser and the Company.*

(d)(13)	Amendment No. 5 to Agreement and Plan of Merger, dated January 31, 2023, among Parent, Purchaser and the Company.*

(d)(14)	Amendment No. 6 to Agreement and Plan of Merger, dated February 9, 2023, among Parent, Purchaser and the Company.*

(d)(15)	Amendment No. 7 to Agreement and Plan of Merger, dated February 22, 2023, among Parent, Purchaser and the Company.*

(d)(16)	Amendment No. 8 to Agreement and Plan of Merger, dated March 5, 2023, among Parent, Purchaser and the Company.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

____________________ *Previously filed. **Filed herewith.